Issuer Free Writing Prospectus
Filed Pursuant to Rule 433(f)
Registration No. 333-129651
May 14, 2007
WELLS TIMBERLAND REIT, INC.
     The televised interview of Jess E. Jarratt, the President of Wells Timberland Management Organization, LLC, the advisor of Wells Timberland REIT, Inc., by CNBC, Inc. reporter Bill Griffeth, the transcript of which is set forth below, was aired on May 2, 2007 and was made available on CNBC, Inc.’s website, CNBC.com, by video link on May 2, 2007. The Issuer became aware of the television broadcast of the interview on May 2, 2007.
     CNBC, Inc. is a commercial financial news company. CNBC, Inc. is wholly unaffiliated with Wells Timberland REIT, Inc., and neither Wells Timberland REIT, Inc., its sponsor, Wells Capital, Inc., Wells Timberland Management Organization, LLC nor any of their affiliates has made any payment or given any consideration to CNBC, Inc. in connection with the interview below or any other matter broadcast or published by CNBC, Inc. concerning Wells Timberland REIT, Inc. or otherwise.
Transcript of Interview
CNBC: Timber is one of those commodities—lumber obviously. And there’s a pure-play timber real estate investment trust that’s opening up the asset to individual investors right now. Can you make money on trees? We’ll find out, coming up.
CNBC: I know, mom and dad always said that money doesn’t always grow on trees. Well now you can tell them otherwise. Wells Real Estate Funds has just launched the first public non-traded real estate investment trust: a pure-play in timberland that’s open to individual investors. Joining us from Atlanta to talk about it, Jess Jarratt is the chief timberland officer for Wells Timberland REIT. Good to see you. Thanks for joining us today, Jess.
JJ: Thanks Bill, happy to be here.
CNBC: Chief timberland officer: is that a fancy name for a lumberjack? What do you do?
JJ: Yeah, it’s a fancy name for that. No, actually, we are focused on, you know, building an investment vehicle for individual investors—that they haven’t had previously—to invest in Timberland.
CNBC: Yeah, and this is a pure-play, as I said, there’s no downstream. You know, you’re not into paper and pulp and all the derivative products that come out of timberland; you own timberland, that’s it.
JJ: Right, that’s exactly right. We’re focused on timberland; we’re focused on the income that comes off of timberland which you know, today is a tax advantage income mostly available from a capital-gains perspective.
CNBC: Now, how do you get that income? When you own property—apartment REITs or otherwise, rental income is what comes in.
JJ: Right.
CNBC: You can choose not to cut timber down if market conditions are adverse at that moment. So, where does the income come from?
JJ: You know that’s right, Bill. Most of the income off the investments will come from cutting timber, but because of the fact—and the real value proposition here is the idea that trees grow, no matter what happens in the world. No matter what happens to the economy or the markets, trees continue to grow, and we—because of that, we can delay our harvest. We can cut a little less timber one year, and while we wait to take that cash-flow, those trees continue to grow. So, we don’t take the time value hit that some companies might take.
CNBC: Will that affect the dividend though, that you’re paying to your shareholders?
JJ: Yeah, it could, but when we buy timberland and when we create the investment vehicle, we consider the dividend that we want to pay on a consistent basis. So, we allow for, and factor in some variation around the harvest.
CNBC: I thought so, and given what’s going on with timber prices, with lumber prices these days, should I be buying or selling right now? I mean, Harvard owned that—with great fanfare—that great timberland, but they’ve been selling that stake.
JJ: You’re right, yet Harvard took profits on their US timberlands that they had held for many years, and because we had had, and they had had, over such a long period of time, good profits, they decided to take those profits. To the best of my knowledge, Harvard is still an active player. In fact, I read something this morning where Harvard is still actively looking at timberland as an asset class along with other major endowments like Yale, who have actually increased their allocation of Timberland. So, you know, trees continue to grow. The demand for timber on a worldwide basis is expected to double in the next 20 years — I’m sorry, 40 years according to the UN. So it’s an asset class that I think is an awesome place to be today.
CNBC: What kind of yield can I expect from a timber real estate investment trust right now?
JJ: Yeah, what you look at when you invest in a timber real estate trust is you look at a total return. You need to have a long view; you need to have at least a seven year view in your mind. And we’re looking at a 10 to 12 percent—that’s our goal, that’s our effort is to put a 10 to 12 percent minimum all-in total return over that time period.
CNBC: With all due respect, when I hear someone say ‘I need to take a long-term perspective,’ that tells me there’s gonna be some volatility in the meantime.
JJ: Right. I don’t think there’s a lot—I don’t expect that timberland has a lot of volatility. We’re a non-traded REIT, so the first few years as we build this thing, you know, there won’t be a trading activity around our name as we build scale. And as we get several, you know, hundred million dollars of timberland invested, I don’t think we’re gonna see a lot of volatility. Local markets are volatile, but on a global scale I think timber prices are fairly stable, and track inflation fairly well.
CNBC: Jess, thanks for being with us, good luck with the new REIT.
JJ: Thank you very much.
CNBC: Jess Jarratt with Wells Real Estate Funds in Atlanta.
     Wells Timberland REIT, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Wells Timberland REIT, Inc., the dealer manager or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 557-4830.